# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VerifyMe, Inc., CIK 0001104038
CUSIP: 92346X2062
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 801 INTERNATIONAL PARKWAY, FIFTH FLOOR, LAKE MARY, Florida (FL), 32746
Date of event which requires filing of this statement: 08/25/2026
Filed by CIK 0000925236
Persons authorized to receive notices and communications: Alexander R. McClean, Esq., Harter Secrest & Emery LLP, 1600 Bausch & Lomb Place, Rochester, New York (NY), 14604, 585-231-1248

## Reporting persons
- GELLER MARSHALL S (CIK 0000925236): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO), personal funds (PF); sole voting power 87,000; shared voting power 504,448; sole dispositive power 52,000; shared dispositive power 504,448; aggregate amount beneficially owned 591,448 (4.5% of the class)
  Comment: The shares reported in rows 8, 10 and 11 above include the following held by the Geller Living Trust, dated July 26, 2002, of which Marshall S. Geller (Mr. Geller) and his spouse are co-trustees: (i) 405,034 shares of VerifyMe, Inc. Common Stock (Shares); (ii) 31,104 Shares issuable upon the exercise of warrants that are presently exercisable; (iii) 68,310 vested RSUs that become payable, on a one-for-one basis, in Shares upon separation of Mr. Geller's service as a director of VerifyMe, Inc. The Shares reported in row 9 do not include 35,000 unvested shares of restricted Common Stock.
  
  The percentage reported in row 13 above is based on (i) 13,165,196 Shares outstanding as of August 25,2026, (ii) 31,104 Shares underlying warrants to purchase shares of Common Stock, and (iii) 68,310 vested RSUs that become payable, on a one-for-one basis, in Shares upon separation of Mr. Geller's service as a director of VerifyMe, Inc.
- Geller Living Trust, dated July 26, 2002: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 504,448; sole dispositive power 0; shared dispositive power 504,448; aggregate amount beneficially owned 504,448 (3.8% of the class)
  Comment: The shares reported in rows 8, 10 and 11 above include the following held by the Geller Living Trust, dated July 26, 2002, of which Mr. Geller and his spouse are co-trustees: (i) 405,034 Shares; (ii) 31,104 Shares issuable upon the exercise of warrants that are presently exercisable; (iii) 68,310 vested RSUs that become payable, on a one-for-one basis, in Shares upon separation of Mr. Geller's service as a director of VerifyMe, Inc.
  
  The percentage reported in row 13 above is based on (i) 13,165,196 Shares outstanding as of August 25,2026, (ii) 31,104 Shares underlying warrants to purchase shares of Common Stock, and (iii) 68,310 vested RSUs that become payable, on a one-for-one basis, in Shares upon separation of Mr. Geller's service as a director of VerifyMe, Inc.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.001 per share
Name of issuer: VerifyMe, Inc.
Address of issuer's principal executive offices: 801 INTERNATIONAL PARKWAY, FIFTH FLOOR, LAKE MARY, Florida (FL), 32746
Comment:
The initial statement on Schedule 13D was filed on June 8, 2023 (the Initial Schedule 13D) by Marshall S. Geller (Mr. Geller) and the Geller Living Trust, dated July 26, 2002 (the Trust, and together with Mr. Geller, the Reporting Persons), relating to the shares of common stock, par value $0.001 per share (Shares) of VerifyMe, Inc., a Nevada corporation (the Issuer). The Initial Schedule 13D, as amended by Amendment No. 1 filed on September 1, 2023 and Amendment No. 2 filed on January 30, 2025, is hereby further amended with respect to the matters set forth below in this Amendment No. 3. Unless otherwise indicated herein, there are no material changes to the information set forth in the Initial Schedule 13D, as amended by Amendment Numbers 1 and 2.

The filing of this Amendment No. 3 represents the final amendment to the Initial Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
The 8% Convertible Subordinated Promissory Note in the principal amount of $175,000 (the Note), which was purchased by the Trust in the Issuer's private placement on August 25, 2023, matured on August 25, 2026.

On August 25, 2026, the Issuer paid the Trust the principal amount of $175,000 plus accrued interest of $7,000, in accordance with the terms of the Note. Therefore, the Reporting Persons no longer beneficially own the 152,174 Shares into which the Note may have been converted. This has resulted in a change of 1% of the Reporting Person's beneficial ownership that was reported in the Schedule 13D (Amendment No. 2).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Schedule 13D (Amendment No. 3), Mr. Geller may be deemed to beneficially own, in the aggregate, 591,448 Shares of the Issuer, consisting of 87,000 Shares owned directly by Mr. Geller, 405,034 Shares owned by the Trust, 31,104 Shares issuable upon the exercise of warrants held by the Trust that are presently exercisable, and 68,310 vested RSUs held by the Trust that become payable, on a one-for-one basis, in Shares upon separation of Mr. Geller's service as a director, which represents approximately 4.5 percent of the Issuer's outstanding Shares.

As of the date of this Schedule 13D (Amendment No. 3), the Trust may be deemed to beneficially own, in the aggregate, 504,448 Shares of the Issuer, consisting of all of the Shares set forth above in this Item 5(a), except the 87,000 shares of Common Stock owned directly by Mr. Geller, which represents approximately 3.8 percent of the Issuer's outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Geller has sole voting power over 87,000 Shares of the Issuer and has sole dispositive power over 52,000 Shares of the Issuer. Mr. Geller and the Trust share voting and dispositive power over 504,448 Shares of the Issuer.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Mr. Geller ceased to be the beneficial owner of more than five percent of the Issuer's securities on August 25, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
As described in Item 3 of this Schedule 13D (Amendment No. 3), the Note matured on August 25, 2026 and was paid in accordance with its terms.

Mr. Geller and the Issuer are parties to a Restricted Stock Award Agreement, dated as of October 9, 2025, pursuant to which the Issuer granted Mr. Geller an aggregate of 35,000 restricted Shares under the Issuer's 2020 Equity Incentive Plan. The restricted Shares will vest in full upon the earlier of the effective time of the merger transaction (as described in the Issuer's Form S-4 Registration Statement on file with the Securities and Exchange Commission (SEC)) or October 9, 2026. The restricted Shares were granted by the Issuer to Mr. Geller as compensation for Mr. Geller's services as a member of the board of directors of the Issuer. The foregoing descriptions of certain material provisions of the Restricted Stock Award Agreement are qualified, in each case, by the full text of such agreement, which was filed as Exhibit 99.2 to the Initial Schedule 13D.

Except as disclosed in Item 6 of the Initial Schedule 13D, as amended by Amendment Numbers 1 and 2, and this Amendment No. 3, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any person with respect to any securities of the Issuer.

## Signatures
- GELLER MARSHALL S: /s/ Marshall S. Geller, Marshall S. Geller (08/26/2026)
- Geller Living Trust, dated July 26, 2002: /s/ Marshall S. Geller, Marshall S. Geller, Trustee (08/26/2026)